AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 2, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                 and Rule 13e-3 (/section/240.13e-3) thereunder)
                                (Amendment No. 4)


                              ROYAL PRECISION, INC.
                              (Name of the Issuer)

                              ROYAL PRECISION, INC.
                             ROYAL ASSOCIATES, INC.
                               RA MERGER SUB, INC.
                               RICHARD P. JOHNSTON
                                KENNETH J. WARREN
                             CHRISTOPHER A. JOHNSTON
                                DAVID E. JOHNSTON
                             CHARLES S. MECHEM, JR.
                                JOHN C. LAUCHNOR
                                  ROBERT JAYCOX
                                JAYNE A. JOHNSTON
                JOHNSTON FAMILY CHARITABLE REMAINDER UNITRUST #3
                               RIFL HOLDINGS, LLC
                    THE JOHNSTON FAMILY CHARITABLE FOUNDATION
                          JOHNSTON FAMILY LIVING TRUST
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   780921-10-2
                      (CUSIP Number of Class of Securities)

                             Kenneth J. Warren, Esq.
                              5134 Blazer Parkway,
                                Dublin, OH 43017
                       (614) 766-1960, fax (614) 766-1974

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                             Victor A. Pollak, Esq.
                               Fabian & Clendenin
                        215 South State. St., Suite 1200
                            Salt Lake City, UT 84151
                            (801) 323-2247, fax (801) 606-2788

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*               AMOUNT OF FILING FEE
         ----------------------               --------------------
               $203,022.70                           $18.68

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 2,030,227 shares of common stock, par value $0.001 per share (the "Common Stock"), of Royal Precision, Inc., calculated as follows: 12,718,877 shares of common stock issued and outstanding less 10,688,650 shares of common stock then to be held by stockholders of Royal Associates, Inc. ("Acquisition Corp") and specified additional stockholders of Royal Precision, Inc. The proposed maximum aggregate value of the transaction is $203,022.70 calculated as follows: the product of 2,030,227 shares of common stock; times $0.10. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by 0.000092.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

     2)   Form or Registration No.:

     3)   Filing Party:

     4)   Date Filed:

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
     INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Royal Precision, Inc., a Delaware corporation (the "Company"), Royal Associates, Inc., a Delaware corporation ("Acquisition Corp."), RA Merger Sub, Inc., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Acquisition Corp., Richard P. Johnston, Kenneth J. Warren, Christopher A. Johnston, David E. Johnston, Charles S. Mechem, Jr., John
C. Lauchnor, and Robert Jaycox (collectively, the "RA Stockholders"), The Johnston Family Charitable Foundation ("Foundation") and the Johnston Family Living Trust ("Trust"), Jayne A. Johnston, Johnston Family Charitable Unitrust #3 ("CRT #3") and RIFL Holdings, LLC ("RIFL LLC") (the Company, Acquisition Corp., Merger Sub, the RA Stockholders, the Foundation, the Trust, Jayne A. Johnston, CRT #3 and RIFL collectively the "Filing Persons") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the proposed merger of Merger Sub, with and into the Company (the "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 12, 2002 by and among the Company, Acquisition Corp. and Merger Sub. Pursuant to the Merger Agreement, if the Merger is consummated, among other things, (a) Merger Sub will be merged with and into the Company, with the Company being the surviving corporation; and (b) each outstanding share of common stock of the Company, other than shares held by certain specified continuing stockholders and shares held by stockholders perfecting their dissenting rights under Delaware law, will be cancelled and converted into the right to receive cash in the amount of $0.10 per share (the "Merger Consideration").

     In reliance upon the written opinion of The Harman Group Corporate Finance, Inc. (the "Advisor"), the financial advisor to the Board of Directors of the Company, the Board of Directors of the Company and each of the Filing Persons have determined that the Merger Consideration is fair to the Company's unaffiliated stockholders from a financial point of view and the Board of Directors recommends that the stockholders approve the Merger. The Merger Agreement and the Merger will be approved by the holders of a majority of the Company's common stock outstanding by written consent in lieu of a meeting in accordance with the provisions of Delaware law.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's information statement (the "Information Statement") simultaneously being filed with the Securities and Exchange Commission (the "SEC") in connection with the Merger, which contains information required to be included in response to items in this Statement. The information in the Information Statement, including all Attachments thereto, is hereby expressly incorporated herein by reference and the responses to each of the Items herein are qualified in their entirety by the provisions of the Information Statement. All information in, or incorporated by reference in, the Information Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them was provided by the Company, and all information in, or incorporated by reference in, the Information Statement or this Statement concerning Acquisition Corp. and Merger Sub, their respective affiliates, or actions or events with respect to them, was provided by Acquisition Corp. or such affiliates. Capitalized terms used but not defined in this Statement shall have the respective meanings given in the Information Statement.

                              CROSS REFERENCE SHEET

ITEM IN
SCHEDULE
 13e-3                   CAPTION IN INFORMATION STATEMENT
--------                 --------------------------------

Item 1
(M-A 1001)                              SUMMARY INFORMATION

Item 2
(M-A 1002)     (a)                      Cover Page
               (b)                      Cover Page; PRICE RANGE OF COMMON STOCK
                                        AND DIVIDENDS; VOTING SECURITIES AND
                                        PRINCIPAL HOLDERS THEREOF
               (c) - (d)                PRICE RANGE OF COMMON STOCK AND
                                        DIVIDENDS
               (e)                      Not Applicable
               (f)                      PRIOR STOCK PURCHASES

Item 3
(M-A 1003)     (a)(1) - (c)(1) - (2)    Cover Page; THE PARTIES; CERTAIN
                                        INFORMATION REGARDING FILING PERSONS AND
                                        RELATED TRANSACTIONS
               (c)(3) - (5)             CERTAIN INFORMATION REGARDING FILING
                                        PERSONS AND RELATED TRANSACTIONS

Item 4
(M-A 1004)     (a)(2)(i)                THE MERGER AGREEMENT - The Merger
               (a)(2)(ii)               THE MERGER AGREEMENT - Merger
                                        Consideration
               (a)(2)(iii)              SPECIAL FACTORS - REASONS FOR THE MERGER
               (a)(2)(iv)               INTERESTS OF CERTAIN STOCKHOLDERS AND
                                        DIRECTORS IN THE MERGER
               (a)(2)(v)                THE MERGER AGREEMENT - The Merger;
                                        SPECIAL FACTORS - PURPOSE AND STRUCTURE
                                        OF THE MERGER
               (a)(2)(vi)               ACCOUNTING TREATMENT
               (a)(2)(vii)              CERTAIN FEDERAL INCOME TAX CONSEQUENCES
               (c)                      SPECIAL FACTORS - PURPOSE AND STRUCTURE
                                        OF THE MERGER
               (d)                      APPRAISAL RIGHTS OF DISSENTING
                                        STOCKHOLDERS
               (e)                      SPECIAL FACTORS - PURPOSE AND STRUCTURE
                                        OF THE MERGER AND APPRAISIAL RIGHTS OF
                                        DISSENTING STOCKHOLDERS
               (f)                      Not applicable

Item 5
(M-A 1005)     (a) - (c)                CERTAIN INFORMATION REGARDING FILING
                                        PERSONS AND RELATED TRANSACTIONS;
                                        SPECIAL FACTORS - POTENTIAL ACQUISITION
                                        UNRELATED TO THE MERGER
               (e)                      CERTAIN INFORMATION REGARDING FILING
                                        PERSONS AND RELATED TRANSACTIONS;
                                        BACKGROUND TO THE MERGER

Item 6
(M-A 1006)     (b)                      Not applicable
               (c)(i)(3) - (8)          SPECIAL FACTORS - PLANS FOR THE COMPANY
                                        AFTER THE MERGER

Item 7
(M-A 1013)     (a)                      SPECIAL FACTORS - PURPOSE AND STRUCTURE
                                        OF THE MERGER
               (b)                      BACKGROUND OF THE MERGER

               (c) SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER; SPECIAL FACTORS - REASONS FOR THE MERGER
               (d) SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER; CERTAIN FEDERAL TAX CONSEQUENCES; INTERESTS OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER

Item 8
(M-A 1014)     (a) - (b)                SPECIAL FACTORS - PURPOSE AND STRUCTURE
                                        OF THE MERGER; SPECIAL FACTORS - OPINION
                                        OF THE FINANCIAL ADVISOR; SUMMARY
                                        INFORMATION - Position of Each Filing
                                        Person as to Fairness; SPECIAL FACTORS -
                                        THE DETERMINATION BY THE BOARD OF
                                        DIRECTORS AND THE FILING PERSONS
               (c)                      THE MERGER AGREEMENT - Effective Time
               (d)                      SPECIAL FACTORS - OPINION OF THE
                                        FINANCIAL  ADVISOR
               (e)                      INTERESTS OF CERTAIN STOCKHOLDERS AND
                                        DIRECTORS IN THE MERGER
               (f)                      Not applicable

Item 9
(M-A 1015)     (a) - (c)                SPECIAL FACTORS - OPINION OF THE
                                        FINANCIAL ADVISOR

Item 10
(M-A 1007)     (a) - (b)                SOURCE OF FUNDS FOR THE MERGER
               (c)                      ESTIMATED COSTS AND EXPENSES
               (d)                      Not applicable

Item 11
(M-A-1008)     (a)                      VOTING SECURITIES AND PRINCIPAL HOLDERS
                                        THEREOF
               (b)                      CERTAIN INFORMATION REGARDING FILING
                                        PERSONS AND RELATED TRANSACTIONS

Item 12
(M-A 1012)     (d) (e)                  INTERESTS OF CERTAIN STOCKHOLDERS AND
                                        DIRECTORS IN THE MERGER

Item 13
(M-A 1010)     (a)(1) - (4)             FINANCIAL AND OTHER INFORMATION
               (b)                      Not applicable

Item 14
(M-A 1009)     (a) - (b)                COSTS OF DISSEMINATION OF INFORMATION

Item 15
(M-A 1011      (b)                      Information Statement

Item 16
(M-A 1016)     (a)(1)                   Letter of Transmittal
               (a)(2)                   Not applicable
               (a)(3)(a)                Information Statement
               (a)(4)                   Not applicable
               (a)(5)                   Not applicable
               (b)                      Not applicable
               (c)(1)                   Projections and estimates prepared by
                                        Company's management
               (c)(2)                   Projections prepared by The Harman Group
                                        Corporate Finance, Inc.
               (c)(3)                   Summary of information provided to
                                        Special Committee in May and June 2002

               (c)(4) Preliminary Draft of Opinion and Report to Special Committee, June 2002
               (c)(5)                   Summary of oral presentation to Board
                                        of Directors made on September 10, 2002
               (c)(6) Opinion of The Harman Group Corporate Finance, Inc. - Attachment II to Exhibit
                                        (a)(3)(a) [*] with full report dated
                                        June 12, 2002.
               (d)(1) Agreement and Plan of Merger - Attachment I to Exhibit (a)(3)(a)
               (d)(2) Form of Conversion Agreement between the Company and several lenders dated as of August 9, 2002 with schedule setting forth material details in which such documents differ from the form attached
               (d)(3) Agreement concerning Letter of Credit between Richard P. Johnston and Wells Fargo Business Credit, Inc. dated August 9, 2002
               (d)(4) Agreement concerning Letter of Credit between Christopher A. Johnston and Wells Fargo Business Credit, Inc. dated August 9, 2002
               (d)(5) Registration Rights Agreement dated February 26, 2002 among the Johnston Family Living Trust, Christopher A. Johnston, DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing, Plan, John C. Lauchnor, Charles S. Mechem, Jr., and the Company
               (d)(6) Form of Warrant issued to various persons with schedule setting forth material details in which such documents differ from the form
               (d)(7) Form of Subordinated Promissory Note of the Company issued to several lenders with schedule setting forth material details in which such documents differ from the form attached
               (d)(8) Guaranty Agreement dated March 19, 2002 between the Company and the Johnston Family Living Trust
               (d)(9)                   Trust Warrant 2 dated March 19, 2002
               (d)(10) Amendment No. 1 to Guaranty Agreement dated April 10, 2002 between the Company and the Johnston Family Living Trust
               (d)(11) Subscription Agreement dated March 28, 2002 for shares of RA Associates, Inc.
               (d)(12) Amended and Restated Subscription Agreement dated September 12, 2002 for shares of RA Associates, Inc.
               (d)(13)                  Promissory Note of RA payable to Robert
                                        Jaycox
               (d)(14) First Amendment dated September 18, 2002 to Promissory Note of RA to Robert Jaycox

               (d)(15)(1) Powers of Attorney for each of the Filing Persons, other than the Company and Royal Associates, Inc. and Robert Jaycox, Jayne A. Johnston, Johnston Family Charitable Remainder Unitrust #3 and RIFL Holdings, LLC appointing Richard P. Johnston and Kenneth J. Warren attorneys in fact with respect to this Schedule 13E and amendments thereto

               (d)(15)(2) Powers of Attorney for Robert Jaycox, Jayne A. Johnston, Johnston Family Charitable Remainder Unitrust #3 and RIFL Holdings, LLC

               (d)(16)(1) Designation Agreement between the Johnston Family Charitable Foundation and the Company dated March 1, 2002

               (d)(16)(2) Designation Agreement between the Johnston Family Living Trust and the Company dated June 12, 2002

               (f) Section 262 of Delaware General Corporation Law - Attachment III to Exhibit (a)(3)(a)
               (g)                      Not Applicable

Exhibit 99.1        Consent of Ernst & Young LLP, Independent Auditors
Exhibit 99.2        Notice Regarding Absence of Consent of Arthur Andersen LLP
Exhibit 99.3(1) Statement Pursuant to Release 34-17719 Q&A No. 5 for all Filing Persons other than the Company and Royal Associates, Inc. and Robert Jaycox, Jayne A. Johnston, Johnston Family Charitable Remainder Unitrust #3 and RIFL Holdings, LLC.
Exhibit 99.3(2) Statement Pursuant to Release 34-17719 Q&A No. 5 for Robert Jaycox, Jayne A. Johnston, Johnston Family Charitable Remainder Unitrust #3 and RIFL Holdings, LLC.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in "SUMMARY INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Item 2(a) The information set forth on the Cover Page of the Information Statement is incorporated herein by reference.

Item 2(b) The information set forth on the Cover Page; "PRICE RANGE OF COMMON STOCK AND DIVIDENDS"; and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Information Statement is incorporated herein by reference.

Item 2(c) - (d)          The information set forth in "PRICE RANGE OF COMMON
                         STOCK AND DIVIDENDS" in the Information Statement is incorporated herein by reference.

Item 2(e)                Not Applicable.

Item 2(f) The information set forth in "PRIOR STOCK PURCHASES" in the Information Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

This Statement is being jointly filed by the Filing Persons.

Item 3(a)(1) -           The information set forth on the cover page and in "THE
(c)(1)-(2)               PARTIES" and "CERTAIN INFORMATION REGARDING FILING
                         PARTIES AND RELATED TRANSACTIONS" in the Information
                         Statement is incorporated herein by reference.

Item 3(c)(3) - (5)       The information set forth in "CERTAIN INFORMATION
                         REGARDING FILING PARTIES AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a)(2)(i)          The information set forth in "THE MERGER AGREEMENT -
                         The Merger" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(ii)         The information set forth in "THE MERGER AGREEMENT -
                         Merger Consideration" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(iii)        The information set forth in "SPECIAL FACTORS - REASON
                         FOR THE MERGER" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(iv)         The information set forth in "INTERESTS OF CERTAIN
                         STOCKHOLDERS AND DIRECTORS IN THE MERGER" in the
                         Information Statement is incorporated herein by reference.

Item 4(a)(2)(v)          The information set forth in "THE MERGER AGREEMENT- The
                         Merger; and "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF
                         THE MERGER" in the Information Statement is incorporated herein by reference.

Item 4(a)(2)(vi)         The information set forth in "ACCOUNTING TREATMENT" in
                         the Information Statement is incorporated herein by reference.

Item 4(a)(2)(vii)        The information set forth in "CERTAIN FEDERAL INCOME
                         TAX CONSEQUENCES" in the Information Statement is incorporated herein by reference.

Item 4(c) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" in the Information Statement is incorporated herein by reference.

Item 4(d) The information set forth in "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" in the Information Statement is incorporated herein by reference.

Item 4(e) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" and "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" in the Information Statement is incorporated herein by reference.

Item 4(f)                Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5(a) - (c)          The information set forth in "CERTAIN INFORMATION
                         REGARDING FILING PERSONS AND RELATED TRANSACTIONS" and
                         "SPECIAL FACTORS - POTENTIAL ACQUISITION UNRELATED TO
                         THE MERGER" in the Information Statement is incorporated herein by reference.

Item 5(e) The information set forth in "CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(b)-               Not applicable.

      (c)(1) - (8)       The information set forth in "SPECIAL FACTORS - PLANS
                         FOR THE COMPANY AFTER THE MERGER" in the Information
                         Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7(a) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" in the Information Statement is incorporated herein by reference.

Item 7(b) The information set forth in "BACKGROUND OF THE MERGER" in the Information Statement is incorporated herein by reference.

Item 7(c) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" and "SPECIAL FACTORS - REASON FOR THE MERGER" in the Information Statement is incorporated herein by reference.

Item 7(d) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER" and "CERTAIN FEDERAL TAX CONSEQUENCES" and "INTERESTS OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 8(a)-(b) The information set forth in "SPECIAL FACTORS - PURPOSE AND STRUCTURE OF THE MERGER", "SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR", "SUMMARY INFORMATION
                         - Position of Each Filing Person as to Fairness", and "SPECIAL FACTORS - THE DETERMINATION BY THE BOARD OF DIRECTORS AND THE FILING PERSONS" in the Information Statement is incorporated herein by reference.

Item 8(c) The information set forth in "THE MERGER AGREEMENT - Effective Time" in the Information Statement is incorporated herein by reference.

Item 8(d) The information set forth in "SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.

Item 8(e) The information set forth in "INTERESTS OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER" in the Information Statement is incorporated herein by reference.

Item 8(f)                Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 9(a)-(c) The information set forth in "SPECIAL FACTORS - OPINION OF THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 10(a)-(b) The information set forth in "SOURCE OF FUNDS FOR THE MERGER" in the Information Statement is incorporated herein by reference.

Item 10(c) The information set forth in "ESTIMATED COSTS AND EXPENSES" in the Information Statement is incorporated herein by reference.

Item 10(d)               Not Applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11(a) The information set forth in "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Information Statement is incorporated herein by reference.

Item 11(b) The information set forth in "CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Item 12(d)-(e) The information set forth in "INTERESTS OF CERTAIN STOCKHOLDERS AND DIRECTORS IN THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

Item 13(a)(1) - (4)      The information set forth in "FINANCIAL AND OTHER
                         INFORMATION" in the Information Statement is incorporated herein by reference.

Item 13(b)               Not Applicable

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 14(a)-(b) The information set forth in "COSTS OF DISSEMINATION OF INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

Item 15(b) The information set forth in the Information Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16(a)(1)            Letter of Transmittal*

Item 16(a)(2)            Not applicable

Item 16(a)(3)(a)         Information Statement (being filed separately in
                         definitive form concurrently herewith)

Item 16(a)(4) - (a)(5)   Not applicable

Item 16(b)               Not Applicable

Item 16(c)(1) Projections and estimates prepared by Company's management*

Item 16(c)(2)            Projections prepared by The Harman Group Corporate
                         Finance, Inc.*

Item 16(c)(3) Summary information provided to Special Committee in May and June 2002*

Item 16(c)(4) Preliminary Draft of Opinion and Report to Special Committee, June 2002*

Item 16(c)(5) Summary of oral presentation to Board of Directors made on September 10, 2002*

Item 16(c)(6)            Opinion of The Harman Group Corporate Finance, Inc.
                         dated September 12, 2002 (incorporated by reference to Attachment II to the Information Statement as Exhibit
                         (a)(3)(a) [*] with full report dated June 12, 2002)

Item 16(d)(1) Agreement and Plan of Merger, dated as of September 12, 2002 among the Company, Acquisition Corp. and Merger Sub (incorporated by reference to Attachment I to the Information Statement as Exhibit (a)(3)(a))

Item 16(d)(2) Form of Conversion Agreement between the Company and several lenders dated as of August 9, 2002 with schedule setting forth material details in which such documents differ from the form attached (incorporated by reference to Exhibit 32 to Amendment No. 3 of
                         Schedule 13D of Richard P. Johnston, et al, dated August 12, 2002; the "13D Amendment No. 3")

Item 16(d)(3)            Agreement concerning Letter of Credit between Richard
                         P. Johnston and Wells Fargo Business Credit, Inc. dated August 9, 2002 (incorporated by reference to Exhibit 33 of 13D Amendment No. 3)

Item 16(d)(4) Agreement concerning Letter of Credit between Christopher A. Johnston and Wells Fargo Business Credit, Inc. dated August 9, 2002 (incorporated by reference to Exhibit No. 34 of 13D Amendment No. 3)

Item 16(d)(5) Registration Rights Agreement dated February 26, 2002 among the Johnston Family Living Trust, Christopher A. Johnston, DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing, Plan, John C. Lauchnor, Charles S. Mechem, Jr., and the Company (incorporated by reference to Exhibit 23 of Amendment No. 4 to Schedule 13D of Richard P. Johnston, et al, dated March 28, 2002; the "13D Amendment No. 4")

Item 16(d)(6) Form of Warrant issued to various persons with schedule setting forth material details in which such documents differ from the form (incorporated by reference to Exhibit 16 to the 13D Amendment No. 4)

Item 16(d)(7) Form of Subordinated Promissory Note of the Company issued to several lenders with schedule setting forth material details in which such documents differ from the form attached (incorporated by reference to Exhibit 15 of the 13D Schedule Amendment No. 4)

Item 16(d)(8) Guaranty Agreement dated March 19, 2002 between the Company and the Johnston Family Living Trust (incorporated by reference to Exhibit 13 to the 13D Amendment No. 4)

Item 16(d)(9) Trust Warrant 2 dated March 19, 2002 (incorporated by reference to Exhibit 14 to the 13D Amendment No. 4)

Item 16(d)(10) Amendment No. 1 to Guaranty Agreement dated April 10, 2002 between the Company and the Johnston Family Living Trust (incorporated by reference to Exhibit 26 to Amendment No. 1 to Schedule 13D of Richard P. Johnston, et al, dated April 19, 2002)

Item 16(d)(11) Subscription Agreement dated March 28, 2002 for shares of RA Associates, Inc. (incorporated by reference to Exhibit 19 of the Schedule 13D of Richard P. Johnston, et al, dated March 28, 2002)

Item 16(d)(12) Amended and Restated Subscription Agreement dated September 12, 2002 for shares of RA Associates, Inc. (incorporated by reference to Exhibit 37 of Amendment No. 5 to the Schedule 13 D of Richard P. Johnston, et al, dated September 12, 2002)

Item 16(d)(13) Promissory Note of RA payable to Robert Jaycox (incorporated by reference to Exhibit 31 of Amendment No. 2 to Schedule 13D of Richard P. Johnston, et al, dated June 12, 2002)

Item 16(d)(14) First Amendment dated September 18, 2002 to Promissory Note of RA to Robert Jaycox (incorporated by reference to Exhibit 38 of Amendment No. 5 to Schedule 13D of Richard P. Johnston, et al, dated September 12, 2002)

Item 16(d)(15)(1)        Powers of Attorney for each of the Filing Persons,
                         other than the Company and Royal Associates, Inc. and Robert Jaycox, Jayne A. Johnston, Johnston Family
                         Charitable Remainder Unitrust #3 and RIFL Holdings, LLC appointing Richard P. Johnston and Kenneth J. Warren attorneys in fact with respect to this Schedule 13E-3 and amendments thereto*

Item 16(d)(15)(2)        Powers of Attorney for Robert Jaycox, Jayne A.
                         Johnston, Johnston Family Charitable Remainder Unitrust
                         #3 and RIFL Holdings, LLC*

Item 16(d)(16)(1)        Designation Agreement between the Johnston Family
                         Charitable Foundation and the Company dated March 1,
                         2002 which entitles the Foundation to appoint a director designee to the Board of Directors of the Company (incorporated by reference to Exhibit 2 of Schedule 13D of Richard P. Johnston, et al, filed March
                         22, 2002).

Item 16(d)(16)(2)        Designation Agreement between the Johnston Family
                         Living Trust and the Company dated June 12, 2002
                         (incorporated by reference to Exhibit 30 to Amendment
                         No.2 of Schedule 13D of Richard P. Johnston, et al, dated June 12, 2002).

Item 16(f) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Attachment III to the Information Statement as Exhibit (a)(3)(a))*

Item 16(g)               Not Applicable.

Exhibit 99.1             Consent of Ernst & Young LLP, Independent Auditors*

Exhibit 99.2             Notice Regarding Absence of Consent of Arthur Andersen
                         LLP*

Exhibit 99.3(1) Statement Pursuant to Release 34-17719 Q&A No. 5 for all Filing Persons other than the Company and Royal Associates, Inc. and Robert Jaycox, Jayne A. Johnston, Johnston Family Charitable Remainder Unitrust #3 and RIFL Holdings, LLC.*

Exhibit 99.3(2) Statement Pursuant to Release 34-17719 Q&A No. 5 for Robert Jaycox, Jayne A. Johnston, Johnston Family Charitable Remainder Unitrust #3 and RIFL Holdings, LLC.*



* Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ROYAL PRECISION, INC.


Dated: January 2, 2003                     By: /s/ John C. Lauchnor
                                           -------------------------------------
                                           John C. Lauchnor, President and Chief
                                           Executive Officer (duly authorized
                                           officer)

                                       ROYAL ASSOCIATES, INC.

                                       By: /s/ Christopher A. Johnston
                                           -------------------------------------
                                           Christopher A. Johnston,
                                           President and Chief Executive Officer
                                           (duly authorized officer)

                                       RA MERGER SUB, INC.

                                       By: /s/ John C. Lauchnor*
                                           -------------------------------------
                                           John C. Lauchnor,
                                           President (duly authorized officer)


                                       /s/ Richard P. Johnston*
                                       -----------------------------------------
                                       Richard P. Johnston

                                       /s/ Kenneth J. Warren
                                       -----------------------------------------
                                       Kenneth J. Warren

                                       /s/ Christopher A. Johnston*
                                       -----------------------------------------
                                       Christopher A. Johnston

                                       /s/ David E. Johnston*
                                       -----------------------------------------
                                       David E. Johnston

                                       /s/ Charles S. Mechem, Jr.*
                                       -----------------------------------------
                                       Charles S. Mechem

                                       /s/ John C. Lauchnor*
                                       -----------------------------------------
                                       John C. Lauchnor

                                       /s/ Robert Jaycox*
                                       -----------------------------------------
                                       Robert Jaycox

                                       /s/ Jayne A. Johnston*
                                       -----------------------------------------
                                       Jayne A. Johnston

                                       THE JOHNSTON FAMILY CHARITABLE
                                       FOUNDATION

                                       By: /s/ David E. Johnston*
                                           -------------------------------------
                                           David E. Johnston,
                                           President (duly authorized officer)

                                       THE JOHNSTON FAMILY LIVING TRUST

                                       By: /s/ Richard P. Johnston*
                                           -------------------------------------
                                           Richard P. Johnston, Trustee

                                       JOHNSTON FAMILY CHARITABLE
                                       REMAINDER UNITRUST #3

                                       By: /s/ Richard P. Johnston*
                                           -------------------------------------
                                           Richard P. Johnston, Trustee


                                       RIFL HOLDINGS, LLC

                                       By: /s/ Kenneth J. Warren
                                           -------------------------------------
                                           Kenneth J. Warren

*By: /s/ Kenneth J. Warren
     -----------------------------
     Kenneth J. Warren
     Attorney-in-Fact pursuant to
     Powers of Attorney
     dated October 21, 2002 and November 18, 2002
     filed as exhibits hereto